Newman & Morrison LLP 44 Wall Street New York, NY 10005 Tel: (212) 248-1001 Fax: (212) 232-0386 www.newmanmorrison.com Robert newman Tel: (212) 248-1001 rnewman@newmanmorrison.com

September 5, 2014

VIA EMAIL
Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	SmartHeat Inc.
Amendment No.1 to Preliminary Proxy Statement on Schedule 14A
Filed August 18, 2014
File No. 001-34246

Dear Ms. Long:

This letter is being written on behalf of our client SmartHeat Inc. (the “Company”) in order to respond to the comment letter, dated September 3, 2014 regarding the above-captioned filing of the Company. Please note that, for the Staff’s convenience, we have reproduced each of the Staff’s comments and the Company’s response to each comment follows immediately thereafter.

General

1.
“Please be advised that the Tandy representations must come directly from the company, not from your counsel on behalf of the company. Please provide these representations in a separate letter from the company in tandem with your next response, if the response is submitted by your counsel.”

Response:

Encloses herewith is a letter from the Company containing the Tandy representations in tandem at the same time as this response.

2.	“Please include a form of proxy card with your next amendment.”

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 5, 2014

Response:

The Company will include a form of proxy card with Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed August 18, 2014 (“Amendment No. 2”).

3.	“Please provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X, including for the registrant, for the disposed entities, and on a pro forma basis.”

Response:

The Company will provide updated financial statements and related disclosures for the registrant, the disposed entities and on a pro-forma basis in Amendment No. 2 and provide a copy to the Staff supplementally this afternoon.

Reasons for the Stock Sale, page 41

4.
“We note your proposed response to comment 3 in our letter dated August 4, 2014. Please revise your proxy statement to clearly state that a fairness opinion will not be completed and available for review by shareholders prior to the shareholder meeting and vote.”

Response:

The Company will revise Amendment No. 2 by adding a Q&A Section regarding the fact that a fairness opinion will not be completed and available for review by shareholders prior to the shareholder meeting and vote and will provide this information again in a prominent position in the related text.

Financial Statements, page 50

5.
“Please provide an introduction to the pro forma financial statements that explains what the pro forma financial statements are presenting, including the deconsolidation of the disposed entities and the retention of a 20% investment in those entities. Refer to Article 11-02(b)(2) of Regulation S-X.”

Response:

The Company proposes to include the following introduction to the pro-forma financial statements in Amendment No. 2:

“On December 30, 2013, the Company, closed the transaction contemplated by the Equity Interest Purchase Agreement, dated October 10, 2013, whereby the buyers purchased 40% of the Company’s equity interests in the following PHE segment subsidiaries: SmartHeat Taiyu (Shenyang) Energy; SmartHeat Siping Beifang Energy Technology Co., Ltd.; SmartHeat (Shenyang Energy Equipment) Co. Ltd.; Hohot Ruicheng Technology Co., Ltd.; and Urumchi XinRui Technology Limited Liability Company (collectively, the “Target Companies”). The purchase price was RMB 5,000,000.  Hohot Ruicheng Technology Co., Ltd. was 51% owned and Urumchi XinRui Technology Limited Liability Company (“XinRui”) was 46% owned by SmartHeat US parent company prior to 40% equity interest sell.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 5, 2014

On March 27, 2014, Buyers exercised their option to purchase an additional 40% equity interest in the Target Companies for an additional purchase price of RMB 6,000,000. The Company will seek the approval of its shareholders prior to completing the sale. As of June 30, 2014, the Company made the determination that it would be highly probably the shareholders would approve the Stock Sale of the additional 40% of equity, and accordingly, the pro forma consolidated financial statements reflect the 80% equity interest sale of Target Companies and are presented in the pro forma consolidated statements below.

The following pro forma consolidated statements of operations present SmartHeat Inc. for the six months ended June 30, 2014 and for the year ended December 31, 2013, as if the 80% equity sale occurred (resulting in a deconsolidation of disposed entities and the retention of a 20% investment by SmartHeat Inc. in these entities) on January 1, 2013 and 2014, respectively, for the purpose of the statements of operations. The accompanying pro forma consolidated balance sheet presents the accounts of SmartHeat Inc. as if the 80% equity sale occurred on June 30, 2014 and the remaining 20% accounted for under the equity method of accounting.”

Unaudited Pro Forma Consolidated Balance Sheet, page 51

6.
“We note your response to prior comment five; however, please explain how the related party amounts disclosed in your response letter reconcile to each pro forma adjustment in your proxy statement and clarify why certain related party amounts disclosed in your response letter do not appear to be disclosed in the financial statements of the disposed entities. Also, please more fully explain when and how the remaining related party balances included in the pro forma balance sheet will be settled.”

Response:

The Company advises the Staff that there are no contracts, agreements or arrangements between the Company and its subsidiaries, on the one hand, and the Buyers (as defined in Amendment No. 2) on the other.  It is expected that all of the inter-company accounts between entities being sold and entities being retained will be settled in the ordinary course of business in accordance with past practice, local custom and any specific terms of trade that might be applicable to specific transactions.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 5, 2014

In our previous response to Comment 5, the Company provided details relating to the related parties’ receivables / payables for transactions between the disposed entities and remaining entities. Attached as Exhibit A is a table reconciling the related party amounts with the pro forma adjustments.  The Company advises the Staff that it disclosed the inter-company transactions set forth in its response to Comment 5 in Note 6 of the disposed entities’ financial statements for other receivables, and in Note 12 of the disposed entities’ financial statements for other payables as   “Advance to HP Segment” and ”Advance From HP Segment” respectively.  The Company will disclose inter-company accounts receivable and accounts payable in the footnote of disposed entities.

7.
“We note your response to prior comment six; however, it appears to us that under the cost method the remaining 20% interest in the disposed entities you will continue to own and record as a long-term investment in the pro forma balance sheet at March 31, 2014, is required to be recorded at the lower of cost or market as provided in ASC 325-20-35. It also appears to us that the market value of the remaining 20% interest should be based on the terms of the transaction, including the amount paid for the 80% interest and the option price you can require the Buyers to pay for the remaining 20% interest. Please explain why you believe recording the remaining interest at 20% of its net book value is appropriate or how you determined that amount is recoverable based on the terms of the transaction. Also, please clarify how you determined the cost method is appropriate given your 20% interest. If you continue to believe that the cost method is appropriate, please tell us your consideration for treating the disposed operations as discontinued operations.”

Response:

The Company will record the remaining 20% interest in the disposed entities using equity method because the Company, according to relevant accounting rules, there is a presumption of substantial influence over operating and financial policies. The Company believes the accounting for remaining interest at 20% of its net book value is appropriate because the selling price should not be the only factor to determine if the investment or net assets are impaired. The Company performed a detail analysis of each asset account of the balance sheet as of December 31, 2013 (provided in our prior response to comment 10), and concluded there was no impairment to the assets even though they sold certain PHE entities at a substantial discount.  In addition, the Company’s Market Cap was about $920,000 at June 30, 2014 and December 31, 2013, and the Market Cap is also one of the factors to determine the Company’s market value, the stock prices of Chinese Companies have been decreasing significantly in recent years, but their book assets were not impaired merely of dropping of the market value.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 5, 2014

Unaudited Pro Forma Consolidated Statement of Operations for the Three Months Ended March 31, 2014, page 52 and Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2013, page 53

8.
“We note your response to prior comment ten; however, given that you sold a 40% interest in the disposed entities at a substantial discount to their net carrying value as of December 31, 2013 and agreed to sell an additional 40% interest, also at a substantial discount, please explain how you determined the assets retained were not impaired as of that date. If the carrying values of the assets of the disposed entities are not impaired and are recoverable, please explain why you would seek shareholder approval to sell the assets to related parties at a substantial discount.”

Response:

The Company believes that the carrying values of the net assets of disposed entities sold in the Stock Sale (as defined in the preliminary proxy), as well as the assets retained, were not impaired as of December 30, 2013 because, as discussed below, we believe the selling price is not the only factor to determine if the Company’s book assets should be impaired. Accordingly the Company evaluated each of the assets in the balance sheet at December 30, 2013 for the possibility of impairment and, concluded the assets were not impaired as we explained in our prior response to Comment 10.  In addition, as we explained in Comment 7 above, stock price and market capitalization are also the indication of the Company’s market value, the stock prices of Chinese Companies have been decreasing significantly in recent years, but their book assets were not impaired merely because of dropping of the market value.  At June 30, 2014 and December 31, 2013, the cash of disposed entities was about $15.47 million and $9.28 million, respectively; the net equity of disposed entities was about $63.79 million and $68.64 million, respectively.  It seems to us it does not make economic sense if we impaired the net assets to the selling price.

Prior to responding to Comment 10 in the Staff's comment letter dated August 4, 2014 the Company’s  Board of Directors (the “Board”) discussed the response to the question in a telephonic Board meeting held on August 8, 2014.  In light of the Staff's continuing inquiry, Registrant's Audit Committee again discussed this in an Audit Committee meeting held on September 5, 2014. After diligent review and consideration, the Company continues to believe that the accounting treatment of the matters referenced in Comment 8 is correct. In response to the Staff’s question of "why you seek shareholder approval to sell the assets to related parties at a substantial discount", the Company believes it is necessary to break the inquiry into its component parts and respond to each as set forth below.

A.  In response to the Staff’s question of "why you seek shareholder approval," there are several reasons:

1.
Company has been engaged in a restructuring process for approximately 2 years.  Throughout the process, the Board has made a deliberate and comprehensive effort to keep its shareholders and potential investors informed and to provide as much transparency to the restructuring process as possible.

2.	Shareholder approval might be required under the law of Nevada and Registrant's by-laws.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 5, 2014

3.
The Company believes that it is a matter of proper governance that fundamental matters as contemplated by the proposed Stock Sale should be submitted to shareholders for approval, whether or not required under state law or the Bylaws.

4.
The Equity Interest Purchase Agreement (as defined in Amendment No. 2), which governs this transaction, contains a specific condition precedent to the completion of the transaction requiring shareholder approval.

5.
The Company does not believe that the Stock Sale require shareholder approval under either Nevada law or other common or statutory law.   However, certain of the Buyers do have material relationships with the Company.  Therefore, these relationships are disclosed for shareholders to consider when voting.

B. The Company supplementary notes that it believes the phrase used by the Staff "to sell the assets" does not represent the tenor of the proposed transaction:  The Company believes that the proposed transaction is not an "asset sale" but a Stock Sale because the only "assets" that are being sold are shares of the stock of its subsidiaries.

C.  The Company supplementally notes that with respect to the phase “related parties” the following:

1.
Notwithstanding whether or not Buyers are technically "related parties" (as the term is defined in the proxy rules and Item 404 of Regulation SK),  Registrant understands that the relationships between certain of the Buyers and the Company may be deemed to be material information that is important for shareholders to know, consider and to vote on this matter.  Accordingly, Company has disclosed all material relationships between Company and Buyers of which it has knowledge.

2.
The relationship between Company and certain of the Buyers was not a factor in the Board's decision to sell the Target Subsidiaries (as defined in Amendment No. 2) or the consideration which the Board approved for the sale.

3.
It is the Board's understanding that Buyers required certain members of the Target Subsidiaries management to participate in the purchase proposal as a condition of their investment, and without such participation the Buyers were unwilling to go forward with their purchase proposal.

D. The Company supplementally notes that it does not believe that the phrase "at a substantial discount" applies to the proposed transaction.  There are several reasons why the Board does not believe that the Stock Sale involves a discount:

1.
The Stock Sale involves a sale of the major segments of the PHE business as a going concern--not a sale of specific assets. Therefore, in order to understand the value being received by the Company in the transaction, the cash portion of the consideration to be received must be considered in toto, and not merely the cash consideration.

2.	In the Stock Sale, there are four balance sheet impacts:

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 5, 2014

o	assets being transferred off of the Company's balance sheet

o	cash is being recorded

o	liabilities are being transferred off of the balance sheet

o	adjustments are being made in the equity accounts

3.	Valuation of business, however, involves more than valuation of assets and liabilities, and changes in valuation of the business does not necessarily drive the carrying value of specific assets.

4.	Valuation requires:

o	assessment of future cash flows, (which, for the Target Subsidiaries, is presently negative)

o	assessment of future CAPEX for facilities (new geographic locations and other expansion) and R&D

o	assessment of known obligations, such as

▪	product warranty,

▪	product liability,

▪	taxes

▪	registered capital investments

o	assessment of future loss contingencies, such as

▪	environmental liabilities

▪	compliance with law and penalties for non-compliance

o	assessment of potential future changes in governmental policies that could affect future revenues, cost of doing business and the profitability of the businesses

5.
All valuation factors were considered by the Board, both by themselves and in terms of the Company's resources and inability to attract potential investment and management talent in the context of the pending putative class action (which the Company is defending and regards as totally frivolous).

6.	The process by which the consideration received was open, comprehensive, transparent and far-reaching.

7.
The Board continues to believe that the consideration to be received is fair, and that no inference can be drawn between the Board's assessment of the total consideration to be received in light of the Company's overall circumstances and the valuation of specific assets.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 5, 2014

E. The Target Subsidiaries that are being sold are party to borrowing arrangements that requires the borrower to cross guarantee borrowings by an unrelated party.  This is a common lending practice in China for small and medium sized companies (Called SMEs in China) which are not state owned enterprises (called SOEs in China) and has been consistently disclosed in the notes to the Company's financial statements.  The Board does not believe that this is an appropriate borrowing arrangement for subsidiaries of a company publicly traded in the US capital markets.  However, the Target Subsidiaries have been unable to find alternative borrowing arrangements.  All such borrowing arrangements requiring guarantees of debt of unrelated parties are being transferred out of the Company as part of the Stock Sale, and relief from these third party guarantees is an important (but not quantifiable) element of the total consideration, and an important element of value, which the Company is receiving in the Stock Sale.

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Robert Newman
Robert Newman
Partner, Newman & Morrison, LLP

cc:           Oliver Bialowons, President, SmartHeat, Inc.

Exhibit A

SmartHeat Inc.

Reconciliation of inter-company receivables / payables between sold entitles and remaining entities to pro forma adjustments

March 31, 2014

6.1521 exchange rate at 3.31.2014

For disposed entities:					Total Inter-Company transactions	Pro forma adjustments detail:				Total

Accounts receivable						Accounts receivable
	Taiyu	Siping	SmartHeat Energy	Total			Sandeke
						Taiyu	1,540,668
Sandeke	3,884,792	73,807		3,958,599	3,958,599
HeatPump	38,907	26,716		65,623	65,623
Shanghai Trading		251,230		251,230	251,230	Accounts payable
Others - 3rd party	51,791,069	3,219,690	(0)	55,010,759	4,275,451		Sandeke	HeatPump	Shanghai Trading
Total AR	55,714,768	3,571,443	(0)	59,286,210		Taiyu	3,884,792	38,907
Less: bad debt allowance	(50,070,786)	(3,438,300)	0	(53,509,086)		Siping	73,807	26,716	251,230
AR, net	5,643,982	133,143	(0)	5,777,124
Less: unearned interest				(26,416)
				5,750,708		Total pro forma adjustments for AR and AP	5,499,267	65,623	251,230	5,816,120
				AR from historical FS of disposed entities

Accounts payable
	Taiyu	Siping	SmartHeat Energy	Total

Sandeke	1,540,668			1,540,668	1,540,668
Others - 3rd party	1,254,739	1,709,689	3,122,725	6,087,153	1,540,668
Total AP	2,795,407	1,709,689	3,122,725	7,627,821
				AP from historical FS of disposed entities

				Total	5,816,120

Other receivables						Other receivables
	Taiyu	Siping	SmartHeat Energy	Total			Sandeke	Jinhui	USP
						Taiyu	11,681,024	1,218,896	3,341,334
Sandeke
HeatPump	7,505,857		130,037	7,635,894	7,635,894
SmartHeat China Investment	76,136		8,127	84,263	84,263	Other payables
US Parent	14,308,005			14,308,005	14,308,005		SmartHeat China Investment	HeatPump	USP
Other - 3rd party	7,370,092	535,780	4,643,145	12,549,017	22,028,162	Taiyu	76,136	7,505,857	14,308,005
Total OR	29,260,089	535,780	4,781,310	34,577,179		SmartHeat Energy	8,127	130,037
Less: bad debt allowance	(4,700,363)	(372,795)	(3,602,192)	(8,675,350)
OR, net	24,559,726	162,985	1,179,118	25,901,829
Prepaid expense	30,193	7,112		37,305		Total pro forma adjustments for OP	11,765,288	8,854,790	17,649,339	38,269,416
Total OR and prepayments				25,939,134
				OR from historical FS of disposed entities		To include receivable RMB 6 million selling price for additional 40% equity sale				984,107
						exchange rate difference for Taiyu due to US parent				(384,077)
						Total pro forma adjustments for OR				38,869,446
Other payables
	Taiyu	Siping	SmartHeat Energy	Total

Sandeke	11,681,024			11,681,024	11,681,024
Jinhui	1,218,896			1,218,896	1,218,896
US parent	3,341,334			3,341,334	3,341,334
Other - 3rd party	362,451	5,427,098	7,744,271	13,533,820	16,241,254
Total OP	16,603,706	5,427,098	7,744,271	29,775,074
Accrued expenses	916,453	128,740	1,138	1,046,331
Total OP and accrued exp				30,821,405
				OP from historical FS of disposed entities

				Total	38,269,416